Prospectus Supplement To Prospectus Dated August 9, 2001	Filed Pursuant to Rule 424(b)(3) and (c) Registration No. 333-52426

5,332,806 Shares

Finisar Corporation

Common Stock

    This prospectus supplement relates to the sale of shares of common stock of Finisar Corporation by the selling stockholders named in the prospectus dated August 9, 2001, each of whom received their shares when we acquired Demeter Technologies, Inc.

    This prospectus supplement should be read in conjunction with the prospectus dated August 9, 2001, which is to be delivered with this prospectus supplement.

    On October 15, 2001, Finisar closed the private sale of $125 million in convertible subordinated notes due 2008 (including $25 million pursuant to the exercise of an over-allotment option) to qualified institutional buyers. Finisar received approximately $121 million in net proceeds which we intend to use primarily for general corporate purposes, including working capital. The notes are convertible at a price of $5.52 per share into approximately 22.6 million shares of our common stock. The notes bear interest at the rate of 5.25% per year, payable semiannually, and are redeemable by us at any time on or after October 15, 2004. We have agreed to file a registration statement for the resale of the notes and the shares of common stock issuable upon conversion of the notes within 90 days following the closing of the offering.

    INVESTING IN THE COMMON STOCK OFFERED IN THE PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY PRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is October 17, 2001.